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TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502

Direct Dial Number +1-212-455-7614	E-mail Address elewandowski@stblaw.com

                                                                                  May 7, 2018

VIA EDGAR

Re:	Acceleration Request for CorePoint Lodging Inc.
Registration Statement on Form 10
File No. 001-38168

Coy Garrison, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100F Street, N.E.

Washington, D.C. 20549

Dear Mr. Garrison:

For the purpose of registering under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shares of common stock, par value $0.01 per share, of CorePoint Lodging Inc., a Maryland corporation (the “Company”), we are enclosing the Company’s acceleration request relating to the above-referenced Registration Statement pursuant to Rule 12d1-2 under the Exchange Act.

As indicated in the acceleration request, it is respectfully requested that the above-referenced Registration Statement be declared effective at 12:00 pm (New York time) on May 8, 2018, or as soon thereafter as practicable.

We thank you for your assistance in this matter. Please do not hesitate to call me at (212) 455-7614 with any questions or further comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

BEIJING   HONG KONG   HOUSTON   LONDON   LOS ANGELES   PALO ALTO   SÃO PAULO   SEOUL   TOKYO   WASHINGTON, D.C.

May 7, 2018

VIA EDGAR

Re:    Acceleration Request for CorePoint Lodging Inc.

         Registration Statement on Form 10

         File No. 001-38168

Coy Garrison, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100F Street, N.E.

Washington, D.C. 20549

Dear Mr. Garrison:

Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, the undersigned Registrant respectfully requests that the above-referenced Registration Statement be declared effective at 12:00 p.m. (New York time) on May 8, 2018, or as soon thereafter as practicable.

[Signature page follows]

909 Hidden Ridge, Ste 600 Irving, Texas 75038

Very truly yours,

CorePoint Lodging Inc.

By:	/s/ Mark M. Chloupek
Mark M. Chloupek
Executive Vice President,
Secretary and General Counsel

cc:	Securities and Exchange Commission

    Howard Efron

    Jennifer Monick

    Rahul K. Patel, Esq.

Simpson Thacher & Bartlett LLP

    Edgar J. Lewandowski